						Exhibit 99(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	Twelve Months Ended
	December 31,						March 31,

	2000	2001	2002	2003	2004	2005	2006

Total Interest Charges	$101,600	$109,523	$103,210	$91,221	$84,430	$84,992	$83,302
Interest applicable to rentals	16,449	14,563	12,762	15,425	13,171	13,911	14,200

Total fixed charges, as defined	118,049	124,086	115,972	106,646	97,601	98,903	97,502

Preferred dividends, as defined (a)	13,479	12,348	11,869	14,274	12,646	12,093	12,739

Combined fixed charges and preferred dividends, as defined	$131,528	$136,434	$127,841	$120,920	$110,247	$110,996	$110,241

Earnings as defined:

Net Income	$137,047	$178,185	$135,643	$126,009	$142,210	$174,635	$171,627
Add:
Provision for income taxes:
Total	100,512	105,933	71,404	105,296	89,064	96,949	102,436
Fixed charges as above	118,049	124,086	115,972	106,646	97,601	98,903	97,502

Total earnings, as defined	$355,608	$408,204	$323,019	$337,951	$328,875	$370,487	$371,565

Ratio of earnings to fixed charges, as defined	3.01	3.29	2.79	3.17	3.37	3.75	3.81

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.70	2.99	2.53	2.79	2.98	3.34	3.37

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.